1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

September 29, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Eileen Smiley, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)
(File Nos. 333-266913; 811-23820)

Dear Ms. Smiley:

Thank you for your comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new series of the Trust: Parametric Hedged Equity ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on July 24, 2023.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 7 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 6, 2023. Comments you provided on September 28, 2023 will be addressed in a separate letter. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

Comment 1.	Please complete all empty fields, including the fees and expenses table. The Staff may have additional comments on such portions of the registration statement.

Response 1.           The Trust confirms that all empty fields will be completed in the Amendment.

Comment 2.	Please explain supplementally the rationale for the Fund pursuing its investment objective by investing in the Equity Portfolio rather than through one long option like other similar funds. Please also explain supplementally how the cap and buffer operate in relation to the Equity Portfolio.

Response 2.          As described in more detail in response to Comment 3 below, the disclosure will be revised in the Amendment to more clearly reflect that the Fund does not pursue a defined outcome strategy but rather seeks to limit losses experienced by investors through the incorporation of an option overlay hedging strategy. Accordingly, Morgan Stanley Investment Management Inc. (the “Adviser”) and/or Parametric Portfolio Associates LLC (the “Sub-Adviser”) believe that the use of a long deep in the money call option is not the preferred method for the Fund to gain long equity exposure because the Fund’s strategy does not contemplate the same certainty of payoff as defined outcome funds.

The Adviser and/or Sub-Adviser believe that it is more advantageous to the Fund to obtain long equity exposure by investing in a portfolio of equity securities than through one long option for several reasons, including that investing in a portfolio of equity securities: (i) is more efficient and cost-effective; (ii) is more readily understandable for investors; (iii) may result in the Fund receiving dividends, which would contribute to the Fund’s total return; (iv) may facilitate the Fund’s ability to experience enhanced returns as a result of tax loss harvesting; and (v) will allow the Adviser and/or Sub-Adviser to limit the overlap between the Fund’s investments in the Equity Portfolio and the underlying constituents of the Options Portfolio to less than 70% on an ongoing basis in an effort to avoid being subject to disadvantageous “straddle rules” under federal income tax law, which cannot be avoided using a deep in the money call option.

The Trust further notes that the Equity Portfolio is not “actively managed” in the traditional sense as, subject to the 70% limitation on the overlap between the Fund’s equity investments and the underlying constituents of the Options Portfolio, the Equity Portfolio will be managed to seek to minimize tracking error relative to the Equity Portfolio Index, which seeks to provide the returns of the 500 largest U.S. companies.

As described in more detail in response to Comment 3 below and as shown in the revised disclosure to be included in the section of the Prospectus entitled “Principal Investment Strategies” as reflected in Appendix A to this letter, the disclosure will be revised in the Amendment to remove references to the buffer-cap structure.

Comment 3.	The Equity Portfolio is based on an index that is not the S&P 500® Index but the buffer is based on the SPDR S&P 500® ETF Trust. Please consider modifying the Fund’s investment strategy to reflect a hedged strategy rather than the cap and buffer structure. The Staff believes that, in this context, the buffer would not operate as described given the active management of the Equity Portfolio. For example, if the Fund’s portfolio is non-diversified, the Equity Portfolio’s returns could be more dependent on fewer issuers than is the case of the S&P 500® Index and the Equity Portfolio’s returns could differ from the returns of the S&P 500® Index (whereas defined outcome funds typically hold a long option on the S&P 500® Index or SPDR S&P 500® ETF Trust such that the Fund’s long equity exposure moves with the options strategy).

Response 3.           The section of the Prospectus entitled “Principal Investment Strategies” will be revised in the Amendment to reflect that the Fund seeks to limit losses experienced by investors through the incorporation of an option overlay hedging strategy rather than through the incorporation of a downside buffer. After further consideration, the Adviser and/or Sub-Adviser determined that the Fund’s investment strategy would more appropriately be described as an option overlay hedging strategy than as involving a buffer-cap structure. The Trust further notes that the Fund will be classified as a “diversified company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”), and the disclosure will be revised accordingly in the Amendment. Please refer to the revised disclosure to be included in the sections of the Prospectus entitled “Fund Summary – Investment Objective” and “Fund Summary – Principal Investment Strategies,” which are included in Appendix A to this letter.

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Comment 4.	Please rearrange the principal investment strategy disclosure so that the discussion regarding the hedging strategy follows the discussion of the Equity Portfolio. Please add additional detail regarding the composition of the Equity Portfolio so that investors could more easily understand the intended operation of the hedging strategy.

Response 4.           The disclosure will be revised accordingly in the Amendment. Please refer to the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter.

Comment 5.	Please revise the disclosure to include a definition of equity securities and disclose whether the Fund intends to use options or other derivatives in connection with the Fund’s Equity Portfolio or if options will only be used for purposes of the Fund’s hedging strategy.

Response 5.           The disclosure will be revised accordingly in the Amendment. Please refer to the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter.

Comment 6.	Please relocate the discussion regarding the Periods to follow the discussion of the Equity Portfolio along with the other disclosure relating to the hedging strategy.

Response 6.          In connection with the revisions to the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” described in response to Comments 2 and 3 above and as shown in Appendix A to this letter, “Periods” are no longer relevant to the Fund’s strategy. Accordingly, all such references to “Periods” will be removed in the Amendment.

Comment 7.	Please include the name of the Equity Portfolio Index. Please supplementally provide the name of the index provider and confirm whether the index methodology is publicly available.

Response 7.           The disclosure will be revised in the Amendment to include the name of the Equity Portfolio Index, the Solactive GBS US 500. The index provider is Solactive AG and the Trust confirms that the methodology of the Equity Portfolio Index is publicly available.

Comment 8.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” provides that “[t]he constituents of the Equity Portfolio Index are weighted according to the securities’ free float market capitalization.” Please clarify supplementally how the weightings of the Equity Portfolio Index constituents are determined.

Response 8.           The guidelines of the Equity Portfolio Index provide that the “free float market capitalization” means “with regard to each of the securities in the index universe on a selection day the share class-specific free float market capitalization. It is calculated as the multiplication of the shares outstanding in free float (as sourced from data vendors) with the closing price of the share class as of the respective selection day.”

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Comment 9.	Please confirm that foreign securities are not included for purposes of the Fund’s 80% investment policy. The Staff notes that the Statement of Additional Information includes disclosure regarding ADRs. If investment in foreign securities is a principal strategy of the Fund, please add applicable principal investment strategy and principal risk disclosure to that effect.

Response 9.          The Trust confirms that foreign securities are not included for purposes of the Fund’s 80% investment policy. The Trust further confirms that investment in foreign securities is not a principal investment strategy of the Fund. Accordingly, no changes to the disclosure will be made in response to this comment.

Comment 10.	Please confirm whether derivatives are included for purposes of the Fund’s 80% policy. If so, (i) please revise the disclosure to clarify that this is the case, (ii) please confirm supplementally that derivatives are valued using market value for purposes of the Fund’s 80% policy, and (iii) please supplementally provide an outline of the Fund’s plans to comply with Rule 18f-4 under the 1940 Act, including an overview of the key elements of the Fund’s derivatives risk management program.

Response 10.         The Trust confirms that, as disclosed in the Statement of Additional Information, derivative instruments used by the Fund will be counted toward the Fund’s 80% policy discussed in the prospectus to the extent they have economic characteristics similar to the securities included within that policy. Accordingly, no changes to the disclosure will be made in response to this comment. The Trust confirms that it expects that derivatives will generally be valued at market value for purposes of the Fund’s 80% investment policy. However, the Trust notes that, with respect to how the Fund values derivatives for purposes of its 80% investment policy, the Fund intends to comply with applicable law, regulation and/or Staff guidance that may be in effect in the future, including the recent amendments to Rule 35d-1 under the 1940 Act that were adopted by the Commission.

With respect to the third part of this comment, the Board of Trustees has adopted policies and procedures pursuant to Rule 18f-4 under the 1940 Act and has adopted and implemented a written derivatives risk management program (the “Program”). The Program includes each of the elements required under Rule 18f-4. The Board of Trustees, including a majority of the trustees that are not considered to be interested persons of the Fund, approved five individuals to collectively serve as the derivatives risk manager to administer the Program.

Comment 11.	Please revise the disclosure to include a discussion of the likely impact to the Fund and its shareholders if the Fund breaches the straddle rules.

Response 11.         Please refer to the response to Comment 26 below.

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Comment 12.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]hrough this optimization of holdings representing constituents of the Equity Portfolio Index, the Equity Portfolio is not expected to hold each of the constituents of the Equity Portfolio Index and the Fund’s investments that reflect constituents of the Equity Portfolio may be overweight or underweight as compared to the Equity Portfolio Index’s weighting.” Please consider whether this disclosure should be relocated to the beginning of the principal investment strategy where the 80% policy is discussed. In addition, please include additional disclosure regarding how the investment team determines whether the Fund should be overweight or underweight relative to weightings in the Equity Portfolio Index (e.g., based on a model).

Response 12.        The disclosure will be revised accordingly in the Amendment. Please refer to the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter.

Comment 13.	Please relocate all discussions regarding the options strategy to follow the disclosure relating to the Fund’s Equity Portfolio. Please revise the disclosure to include a description of the Options Portfolio and explain how it relates to the Equity Portfolio. Please consider whether the buffer and cap references are appropriate for this Fund given the apparent disconnect between the Equity Portfolio and options strategy because the Equity Portfolio is actively managed and the Fund is non-diversified.

Response 13.        With respect to the first portion of the comment, the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” will be revised in the Amendment such that the Equity Portfolio is described first and is followed by a description of the options overlay hedging strategy. With respect to the remainder of this comment, please refer to the response to Comments 2 and 3 above and the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter.

Comment 14.	Please revise the disclosure to clarify that the Fund intends to primarily invest in listed options rather than FLEX options. If the use of other types of derivatives will be a principal investment strategy of the Fund, please revise the disclosure accordingly. If the use of FLEX options will not be a principal investment strategy of the Fund, please consider moving the disclosure relating to FLEX options to the sections of the Prospectus entitled “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” and/or in the Statement of Additional Information.

Response 14.         The Trust confirms that the Fund is not expected to invest in FLEX options. Accordingly, all references to FLEX options will be removed in the Amendment. The Trust further confirms that no other types of derivatives will be a principal investment strategy of the Fund.

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Comment 15.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[a]lthough guaranteed for settlement by the OCC, FLEX Options are still subject to counterparty risk with the OCC and may be less liquid than more traditional exchange-traded option contracts. The FLEX Options traded by the Fund are listed on the Chicago Board Options Exchange. Options positions are marked to market daily.” Please move this disclosure to the section of the Prospectus entitled “Fund Summary – Principal Risks.”

Response 15.         The Trust confirms that the Fund is not expected to invest in FLEX options. Accordingly, the referenced disclosure will be removed in the Amendment.

Comment 16.	With respect to disclosure regarding the Fund’s options strategy, please re-arrange the disclosure to first describe the hedging strategy and then explain how the buffer/cap would operate as intended for the Fund given the fundamental disconnect between the actively managed Equity Portfolio and the S&P 500® Index.

Response 16.         The disclosure will be revised accordingly in the Amendment. Please refer to the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter. As noted above, the disclosure will be revised in the Amendment to remove references to the buffer-cap structure.

Comment 17.	Please explain how Periods are relevant if the buffer/cap structure does not work as intended.

Response 17.        In connection with the revisions to the strategy described in response to Comments 2 and 3 above and as shown in the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter, “Periods” will not be referenced in the disclosure included in the Amendment.

Comment 18.	The section of the Prospectus entitled “Principal Investment Strategies” states that “[t]he overall downside protection offered by the Fund and the overall cap on the Fund’s returns are dependent upon the Buffer and the cap for each of the four buffer-cap structures.” Please add disclosure clarifying that the overall downside protection offered by the Fund depends on whether the Fund’s Equity Portfolio is sufficiently aligned with the Underlying ETF’s holdings and/or the S&P 500® Index.

Response 18.        In connection with the revisions to the strategy described in response to Comments 2 and 3 above and as shown in the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter, the Trust believes that the requested disclosure is no longer relevant to the Fund.

Comment 19.	If the Fund is non-diversified, please consider moving the relevant disclosure to appear earlier in the principal investment strategies along with the discussion of the Fund’s Equity Portfolio.

Response 19.         The Fund will be classified as a “diversified company” for purposes of the 1940 Act. Accordingly, all such references to non-diversification for this purpose will be removed in the Amendment.

Comment 20.	Please consider relocating the following sentence to appear only in response to Item 9 of Form N-1A: “For purposes of policies adopted in accordance with Rule 35d-1 under the 1940 Act, the term “assets,” as defined in Rule 35d-1 under the 1940 Act, means net assets plus the amount of any borrowings for investment purposes.”

Response 20.         The disclosure will be revised accordingly in the Amendment.

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Comment 21.	Please re-order the principal risks to align with the order in which such investments are discussed in the principal investment strategies (as revised per the above comments). Please consider grouping the risks related to the Fund’s Equity Portfolio together and the risks related to the Fund’s hedging strategy together.

Response 21.        We respectfully acknowledge the comment, but we believe that the current presentation of each Fund’s principal risks is responsive to Item 4 of Form N-1A. However, consistent with the changes to the principal investment strategy disclosure described in this letter, the following risk disclosures will be removed from the section of the Prospectus entitled “Fund Summary – Principal Risks” in the Amendment: “Buffered Loss”; “Cap”; “FLEX Options”; and “Non-Diversification”; and “Underlying ETF” will be replaced with “Underlying Index.”

The Fund believes that the present ordering of risks accurately summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return. Given the specific nature of the Fund’s principal investment strategies, the Fund’s risks primarily related to the Equity Portfolio will be grouped together and the Fund’s risks primarily related to the Fund’s hedging strategy will be grouped together in the section of the Prospectus entitled “Fund Summary – Principal Risks” in response to this comment. Such groupings are not intended to suggest that any risk is more or less significant to the Fund at any time.

Comment 22.	With respect to the ETF structure-related risks, please consider grouping such risks together under one main “ETF Structure Risks” with applicable sub-risks. In addition, please revise the disclosure under “Authorized Participant Concentration Risk” to include discussion of the risk that an active trading market for the Fund’s shares may not develop or be maintained and that, during periods of market stress, authorized participants may step away from their role in making a market for the Fund’s shares. Please also revise “Trading Risk” to disclose that an investor may pay significantly more or receive significantly less than NAV during periods when there is a significant premium or discount.

Response 22.         The disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

ETF Structure Risks.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of intermediaries that act as authorized participants and none of these authorized participants is or will be obligated to engage in creation or redemption transactions. There can be no assurance that an active trading market for the Fund’s shares will develop or be maintained. To the extent that these intermediaries exit the business or are unable to or choose not to proceed with creation and/or redemption orders with respect to the Fund, such as during periods of market stress, and no other authorized participant creates or redeems, shares may trade at a discount to net asset value (“NAV”) and possibly face trading halts and/or delisting.

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Trading Risk. The market prices of shares are expected to fluctuate, in some cases materially, in response to changes in the Fund’s NAV, the intra-day value of the Fund’s holdings, and supply and demand for shares. The Adviser and/or Sub-Adviser cannot predict whether shares will trade above, below or at their NAV. Disruptions to creations and redemptions, the existence of significant market volatility or potential lack of an active trading market for the shares (including through a trading halt), as well as other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV or to the intraday value of the Fund’s holdings. You may pay significantly more or receive significantly less than NAV during periods when there is a significant premium or discount. Buying or selling shares in the secondary market may require paying brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost when seeking to buy or sell relatively small amounts of shares. In addition, the market price of shares, like the price of any exchange-traded security, includes a “bid-ask spread” charged by the market makers or other participants that trade the particular security. The spread of the Fund’s shares varies over time based on the Fund’s trading volume and market liquidity and may increase if the Fund’s trading volume, the spread of the Fund’s underlying securities, or market liquidity decrease.

Comment 23.	With respect to the “Buffered Loss” risk disclosure included in the section of the Prospectus entitled “Fund Summary – Principal Risks,” if this risk continues to be applicable for the Fund in light of the above comments, please revise the disclosure to state that because the Fund’s Equity Portfolio will differ substantially from the constituents of the Underlying ETF, there can be no guarantee that the Equity Portfolio will perform similarly to the portfolio underlying the Fund’s call options. Please also include disclosure stating that the Fund could incur substantial losses by selling call options that may not be recouped by the returns of the Fund’s Equity Portfolio and that the Fund has characteristics that are unlike those of other funds and may not be appropriate for all investors. Please further disclose that because of the differences between the components of the Underlying ETF and the Fund’s Equity Portfolio, there is no guarantee that the Fund can achieve capital appreciation while buffering losses and that an investment in the Fund is only appropriate for investors willing to lose their entire investment.

Response 23.        In connection with the revisions to the strategy described in response to Comments 2 and 3 above and as shown in the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter, the buffer-cap structure and, in turn the “Buffered Loss” risk disclosure, is no longer relevant to this Fund. Accordingly, the referenced disclosure will be removed in the Amendment.

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Comment 24.	Please revise the Underlying ETF risk disclosure to account for the role of the Fund’s Equity Portfolio, including that the Fund’s performance will be based on the returns of the constituents of the Equity Portfolio rather than the return of the Underlying ETF.

Response 24.         The disclosure will be revised in the Amendment as follows (additions denoted in bold and underline and deletions in ~~bold and strikethrough~~):

~~Underlying ETF~~ Underlying Index. The Fund invests in options that derive their value from the ~~Underlying ETF~~ Underlying Index, and therefore the Fund’s investment performance ~~largely~~ depends on the investment performance of the ~~Underlying ETF~~ Underlying Index in addition to the performance of the Equity Portfolio. The value of the ~~Underlying ETF~~ Underlying Index will fluctuate over time based on fluctuations in the values of the securities ~~held by the~~ that comprise the ~~Underlying ETF~~ Underlying Index, which may be affected by changes in general economic conditions, expectations for future growth and profits, interest rates and the supply and demand for those securities. ~~In addition, ETFs are subject to absence of an active market risk, premium/discount risk, tracking error risk and trading issues risk. Brokerage, tax and other expenses may negatively impact the performance of the Underlying ETF and, in turn, the value of the Fund’s investments. The Underlying ETF seeks to track the Underlying ETF’s Index but may not exactly match the performance of the Underlying ETF’s Index due to differences between the portfolio of the Underlying ETF and the components of the Underlying ETF’s Index, fees and expenses, transaction costs, and other factors.~~

Comment 25.	Please revise the section of the Prospectus entitled “Principal Risks – Investment Objective” to disclose that the Fund’s strategy to provide downside protection may not work as intended due to differences in the components of the Equity Portfolio Index/Underlying ETF and Fund’s Equity Portfolio.

Response 25.        In connection with the revisions to the strategy described in response to Comments 2 and 3 above and as shown in the revised disclosure to be included in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies,” which is included in Appendix A to this letter, the Registrant believes the requested disclosure is no longer relevant to the Fund. However, the Registrant notes that the disclosure will be revised in the Amendment as follows (additions denoted in bold and underline and deletions in ~~bold and strikethrough~~):

Investment Objective. There is no guarantee that the Fund will be successful in its attempt to achieve its investment objective and/or its strategy to seek to provide ~~buffered~~ protection against losses. Certain circumstances under which the Fund might not achieve its objective include, but are not limited~~,~~ to: (i) if the Fund disposes of options; (ii) if the Fund is unable to maintain the proportional relationship based on the number of options in the Fund’s portfolio; (iii) significant accrual of Fund expenses in connection with effecting the Fund’s investment strategies; (iv) losses resulting from the Fund’s investment strategies; ~~or~~ (v) adverse tax law changes affecting the treatment of options; or (vi) when there are significant differences in the returns of the Equity Portfolio and the returns of the Underlying Index.

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Comment 26.	Please revise the Tax Risk to include a discussion of the likely impact to the Fund and its shareholders if the Fund breaches the straddle rules.

Response 26.         The disclosure will be revised in the Amendment as follows (additions denoted in bold and underline and deletions in ~~bold and strikethrough~~):

Tax Risk. The Fund intends to limit the overlap between its stock holdings and the stock holdings of the ~~Underlying ETF~~ Underlying Index to less than 70% on an ongoing basis in an effort to avoid being subject to the “straddle rules” under federal income tax law. In general, investment positions will be offsetting if there is a substantial diminution in the risk of loss from holding one position by reason of holding one or more other positions. The Fund expects that the option contracts it writes will not be considered straddles because its stock holdings will be sufficiently dissimilar from the stock holdings of the ~~Underlying ETF~~ Underlying Index under applicable guidance established by the IRS. Under certain circumstances, however, the Fund may enter into options transactions or certain other investments that may constitute positions in a straddle. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions and may decrease the amount of the Fund’s dividends that may be reported as qualified dividend income. The tax consequences of such straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non- liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

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Comment 27.	With respect to the derivatives risk disclosure, the Staff notes that the risk disclosure in response to Item 4 and Item 9 of Form N-1A are substantially identical. If the use of options is the only derivatives-related principal investment strategy for the Fund, please revise the disclosure to focus on options rather than derivatives more generally.

Response 27.         The Trust respectfully acknowledges the comment but believes that the current disclosure is appropriate and is consistent with the approach taken with respect to other series of the Trust. The Trust further notes that there is a separate “Options Risk” included in the section of the Prospectus entitled “Principal Risks.” Accordingly, the Trust respectfully declines to make any changes to the disclosure in response to this comment.

Comment 28.	Please confirm that the Fund will not concentrate in any particular industry and explain how the Fund distinguishes between industries and sectors for purposes of compliance with the Fund’s industry concentration policy.

Response 28.         The Trust confirms that the Fund will not concentrate in any particular industry. The Fund monitors industry concentration using widely recognized industry and sector classification system providers, such as Global Industry Classification Standards and Bloomberg.

Comment 29.	Please supplementally provide the appropriate broad-based securities market index that the Fund expects to use for Form N-1A purposes.

Response 29.         The Fund expects to use the S&P 500® Index for Form N-1A regulatory purposes.

Comment 30.	In the section of the Prospectus entitled “Fund Management – Portfolio Management,” please revise the disclosure to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

Response 30.         The disclosure will be revised in the Amendment as follows (additions denoted in bold and underline):

The Fund is managed by a team of portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/Allison Fumai
Allison Fumai

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Appendix A

Investment Objective:

The Fund seeks to provide capital appreciation while limiting losses experienced by investors (before fees, expenses, and taxes) through the incorporation of an option overlay hedge strategy.

Principal Investment Strategies:

The Fund seeks to provide capital appreciation by investing its net assets in equity securities of certain U.S. large capitalization companies (the “Equity Portfolio”) that are constituents of the Solactive GBS US 500 (the “Equity Portfolio Index”) at the time of purchase.

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. This policy may be changed without shareholder approval; however, shareholders would be notified upon 60 days’ notice in writing of any changes.

Equity securities generally represent an ownership interest in an issuer, or may be convertible into or represent a right to acquire an ownership interest in an issuer. With respect to the Fund’s Equity Portfolio, the Fund invests primarily in common stock. The Fund’s performance will largely depend on the performance of the Equity Portfolio. The Equity Portfolio Index seeks to provide the returns of the 500 largest U.S. companies, as measured by market capitalization. The Equity Portfolio Index is comprised of the common stock of 500 U.S. companies ranked by total market capitalization in descending order. The constituents of the Equity Portfolio Index are weighted according to the securities’ free float market capitalization. The Equity Portfolio Index is rebalanced and reconstituted quarterly.

In constructing the Equity Portfolio, the Fund seeks to provide investment returns that are substantially similar to the Equity Portfolio Index while limiting the overlap between its investments that reflect constituents of the Equity Portfolio and the underlying constituents of the options in which the Fund invests (the “Options Portfolio”, as described in more detail below) to less than 70% on an ongoing basis in an effort to avoid being subject to the “straddle rules” under federal income tax law. The Equity Portfolio weightings are determined via an optimization process intended to provide return and risk characteristics that closely track those of the Equity Portfolio Index across key fundamental attributes such as value, growth, size, volatility, and momentum in addition to categorical attributes such as sector and industry. Through this optimization of holdings representing constituents of the Equity Portfolio Index, the Equity Portfolio is not expected to hold each of the constituents of the Equity Portfolio Index and the Fund’s investments that reflect constituents of the Equity Portfolio may be overweight or underweight as compared to the Equity Portfolio Index’s weighting.

The Fund expects that dividends received from its investment in equity securities that comprise the Equity Portfolio Index will be distributed to shareholders on a quarterly basis.

The Fund may incorporate tax loss harvesting within the Equity Portfolio to maximize realization of losses. Realized losses in the Equity Portfolio may be used to offset realized gains in the Options Portfolio and Equity Portfolio. The Fund does not expect to invest in derivatives in connection with the Equity Portfolio.

The Fund also pursues an option overlay hedging strategy that seeks to mitigate losses experienced by investors while foregoing some upside potential. In pursuing this strategy, the Fund will purchase and sell exchange-traded put options and sell exchange-traded call options, utilizing options based on the S&P 500® Index (“Underlying Index”). The combination of the Equity Portfolio and the Option Portfolio hedging strategy is intended to provide the Fund with a significant portion of returns associated with the Equity Portfolio Index, while exposing the Fund to less risk of loss than an investment in the constituents of the Equity Portfolio Index.

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An options contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy (in the case of a call option), or to sell (in the case of a put option), a particular asset at an agreed upon price (commonly known as the “strike price”) at a specified future date.

The options overlay hedging strategy is constructed by buying a put option at a higher strike price (approximately 10% below the current price of the Underlying Index) while writing a put option at a relatively lower strike price (approximately 30% below the current price of the Underlying Index) and simultaneously selling a call option that substantially offsets the cost of the put option spread. This combined structure is known as a “put spread collar” strategy. While the put spread collar structure will have approximately zero net premium at its initiation, subsequent changes in the price of the Underlying Index, as well as other factors described below, will affect its ongoing (net market) value as well as each existing option’s moneyness (where moneyness refers to an option’s strike price divided by the current price of the Underlying Index, as a percentage).

The strategy is intended to provide the Fund with downside protection, while foregoing some upside potential. Specifically, a put option spread seeks to protect the Fund against a decline in price, but only to the extent of the difference between the strike prices of the put option purchased and the put option sold. Entering into put option spreads is typically less expensive than a strategy of only purchasing put options and may benefit the Fund in a flat to upwardly moving market by reducing the cost of the downside protection; the downside protection of the put option spread, however, is limited as compared to just owning a put option. The premiums received from writing call options are intended to provide income which substantially offsets the cost of the put option spread, but writing the call options also reduces the Fund’s ability to profit from increases in the value of its Equity Portfolio beyond the strike price of the call option sold.

In implementing the option overlay hedging strategy, the Fund seeks to provide “laddered” hedge exposure. Laddering is an investment technique designed to diversify hedges and avoid the risk of reinvesting a large portion of assets in an unfavorable market environment and to create more opportunities to roll hedges (i.e., one option position expires and a new option position is opened in the same underlying security) and secure gains during extended periods of market appreciation. To implement this technique, the Fund holds options for multiple one-year periods (each, a hedge period) staggered three-months apart with the goal of mitigating potential risks associated with only one hedge period. The Fund will seek to ladder its option hedges such that one structure expires and is rolled out another year at the end of each calendar quarter. Accordingly, each option hedge structure (i.e., put spread collar) will notionally cover approximately 25% of the Fund’s exposure to the Equity Portfolio. Upon expiry, each option hedge structure will be rolled out to the same month-end in the next calendar year. Laddering of hedge exposure results in downside protection and upside capture potential that is less explicit on any particular date than for hedges with a single hedge structure. The Fund may rebalance quarterly in alignment with the expiration of the option positions underlying the option hedge structure.

The value of the options in which the Fund invests is affected by changes in the value and dividend rates of the securities that comprise the Underlying Index (a large-cap, market-weighted, U.S. equities index), changes in interest rates, changes in the actual or perceived volatility of the Underlying Index, and the remaining time to the options’ expiration, as well as trading conditions in the options market and other market factors.

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